THE YORK
WATER COMPANY

2025 ANNUAL REPORT

Sustainable Reliable Results

UNITY OF PURPOSE

The Board Room gavel and pedestal featured on the cover were crafted 100 years ago from nine distinct pieces of wood gathered from The York Water Company's properties. Each segment forms part of our story—representing both the people and the physical elements of The York Water Company. For a century, our Board Room gavel has symbolized unity of purpose—something greater than the sum of its parts.

A century later, we have commissioned a new gavel – crafted from a historic wooden pipe – by our Superintendent of Construction, Nicholas Schaefer. This gavel will remind us of our 200+ year history, reinforcing unity across a larger geographic footprint and the cumulative effect of every action to enhance our environment, our mission, and our Company.



Special thanks to Nicholas Schaefer, with the assistance of his father, for crafting our new gavel. His talent reflects the craftsmanship, dedication, and pride that runs deep at The York Water Company.

On January 26, 1925, the General Manager Edward P. Kable, presented the gavel and pedestal to the Board of Directors with an accompanying letter describing the gift:

January 26, 1925

Mr. Charles Kurtz, President
The York Water Company
York, Penna.

Dear Sir:

Kindly accept the accompanying block and gavel. It is constructed of wood taken from the principal units of your plant since your incorporation and may be briefly described as follows:

The circular piece in the center of the block was taken from the original source of your water supply, what is now know as the Spring Tract and which was purchased from Peter Small in 1816. Surrounding this piece are eight wedge-shaped pieces, one of which was taken from a wooden water main on East Philadelphia Street east of George Street. The log from which this was taken was in the original shipment of 12,000 feet of logs which were rafted down the Susquehanna River in 1816, landed at Wrightsville and hauled by wagon to York. Another piece is from the old reservoir tract on South Queen Street, which tract was sold during the past year. Another piece is taken from your original pumping station along the Codorus Creek at Kings Mill Road. Part of this tract is now being used at your warehouse and pipe yard. Another piece was taken from a tree located on the opposite bank of the Codorus Creek at the foot of Penn Street where the first attempt at water filtration was made. This was about 1883. Another piece was taken from a tree growing at your present pumping station near Brillhart Station. Another piece from a tree growing on the site of your present sedimentation basins and filtration plant just south of the Country Club Road. Another piece was taken from the original oak counter which was in your first permanent office and was in the Hersh Building, No. 45 West Market Street, and which counter was later used as a partition in your present office building. Still another piece was taken from a tree which was planted at the impounding basin just ten years ago and where over half million evergreen trees are now flourishing so nicely and which planting has been declared by so able an authority as Dr. C.A. Schenck of Darmstadt, Germany, as being the best in the world.

Thus we have combined in a single article something by which the former and present plants can be remembered.

Very truly yours,

Edgar P. Kable
General Manager





"
THUS WE HAVE COMBINED IN A SINGLE ARTIFACT SOMETHING BY WHICH THE FORMER AND PRESENT PLANTS CAN BE REMEMBERED.
"

-Edgar P. Kable, General Manager
January 26, 1925

Dear Shareholders

May 5, 2025, York, Pennsylvania

At precisely 1:00 PM, the hour so designated, on the first Monday of May as prescribed in our Bylaws, Chairman George W. Hodges called to order the 209th Annual Meeting of Shareholders of The York Water Company. Soon thereafter, the business of the Company transacted, Chairman Hodges adjourned the meeting with a single, prideful strike of the gavel. As described on the previous page, this very gavel had been crafted and presented to the Company a century earlier, on January 25, 1925. Thoughtfully crafted from segments of wood extracted from components of the Company's operating plants, this symbolic implement of governance had borne witness to Board deliberations conducted during times of national peril and conflict, economic uncertainty, pandemic, drought, and the obverse conditions of prosperity, jubilation, economic expansion, and earnings accretion. Across 100 Years, this gavel had been entrusted to the wisdom and care of fifteen Presidents and Board Chairs, who led, guided, and governed our Company with distinction. Only Chairman George Hodges was twice elected and called upon to don the mantel of leadership and represent the interests of our shareholders, and for that we are truly grateful. His duty well and faithfully served, on the same date, Chairman Hodges graciously relinquished the gavel and his seat at the head of the table, as the Board of Directors unanimously elected Director Paul R. Bonney, Chairman of the Board.

The business of The York Water Company is tactile, physical, and intensely sensory by nature. The expansion and contraction of metal as water temperatures fluctuate through the seasons. The taste, the aroma, and the consistency that is 'that good York water'. Chemical and mechanical systems that disinfect and transport drinking water through 1,100 miles of water main and filtration systems that treat wastewater and safely discharge back to the environment. Most importantly, the sweat and exertion of our dedicated employees who work tirelessly to ensure no interruption in service to the customers and communities who depend upon us. Holding and examining the details of the gavel is similarly sensory. Each segment, each piece, seamlessly joined to form the whole, an instrument with a defined purpose. The gavel, assembled from disparate pieces and parts, turned with superior craftsmanship, perfectly symbolizes the strength of purpose and unity of effort that has defined The York Water Company's Board of Directors, executives, and employees across 209 years of service. In passing the gavel from Chaiman Hodges to Chairman Bonney, we renew our commitment to our stakeholders, we strengthen our resolve and we commit to principled stewardship of our most precious natural resources. We are grateful to our shareholders for their trust and confidence in our Nation's Oldest Investor-Owned Utility.

President and Chief Executive Officer

INVESTMENT IN INFRASTRUCTURE

At York Water, we are committed to providing safe, reliable water and wastewater services while maintaining and improving the systems that support it. This year, we obtained a significant increase in our water allocation permit for our Roxbury Reservoir in Franklin County and our teams replaced and upgraded aging infrastructure and equipment to ensure efficiency and reliability. These ongoing investments strengthen our ability to serve with consistently high-quality water resources through strategic deployment of capital.

ROXBURY RESERVOIR – EXPANSION CAPACITY SECURED

In 2025, York Water renewed its Roxbury (Franklin County) water allocation permit with the Pennsylvania Department of Environmental Protection (DEP). This permit authorizes an increased annual average withdrawal from the reservoir from 1.9 million gallons per day (MGD) to 2.4 MGD, increasing York Water's ability to provide a reliable water supply for our current and future Franklin County customers for the next 25 years.

STRATEGIC INFRASTRUCTURE INVESTMENTS

Every year, The York Water Company invests in the infrastructure essential to deliver reliable high-quality water and wastewater services.

This year, the team:

REPLACED

55,900
linear feet of water & wastewater
main replaced (over $21 million)

INSTALLED

1,500+
new smart water meter units & fixed collector
infrastructure installed (over $300,000)

REPLACED

217
valves
($2.3 million)

IMPROVED

4
generators & standpipes
($680,000)

SET OR REPLACED

2,900+
fire hydrants & meters
(over $1.69 million)

These upgrades represent a total of $48.7 million in investment.

2025 Top Project Award:
Lake Williams Dam Rehabilitation Project

The York Water Company's Lake Williams Dam Rehabilitation Project was recognized as a 2025 Top Project by the Central Penn Business Journal. This distinction celebrates the most outstanding building and construction projects that make a lasting impact on our region's communities and drive local economic development. York Water was honored to be the only public utility infrastructure project on the list in 2025.

York County was well represented with York College of Pennsylvania's **Knowledge Park**, Crispus Attucks York's **African American History and Cultural Center** and the York County History Center's **new museum and archives**. The support from the York County Commissioners and the York County Economic Alliance, and the expertise of Kinsley Enterprises and Murphy & Dittenhafer Architects on these projects was instrumental in bringing these important community projects to life. The critical mass of significant development work represents the positive momentum and organizational leadership prevalent in the York community.



FRONT: Doug Hoke, York County Commissioner; Kim Hogeman, York County Economic Alliance; JT Hand, The York Water Company; Dr. Thomas Burns, York College of Pennsylvania; Scott Deisley, Crispus Attucks York; Ben Neely, York County History Center

BACK: Kevin Schreiber, York County Economic Alliance; Jeff Vermeulen, York College of Pennsylvania; Kevin Feil, York College of Pennsylvania; Robert Kinsley II, Kinsley Enterprises; Julie Wheeler, York County Commissioner; Frank Dittenhafer, Murphy & Dittenhafer; Alex Chiaruttini, The York Water Company; Matt Scarpato, The York Water Company; Scott Burford, York County Commissioner; Matt Poff, The York Water Company

NEXT-GENERATION WATER METERS

York Water is transitioning to next-generation meters across our service area. This year, we completed a pilot project with 24 fixed collectors installed and over 1,500 new smart meters. This technology enables remote meter reading no matter their location in our service territory. These meters also enable York Water to provide enhanced customer service by providing real-time usage data, leak detection, and improved billing accuracy while reducing vehicle miles.



PLEASUREVILLE STANDPIPE REHABILITATION

One of the many standpipes (water tanks) in York Water's Grantley system, the Pleasureville standpipe underwent major rehabilitation to extend its service life and enhance system reliability. Constructed in 1979, the tank holds more than 500,000 gallons of water. This important water supply facility was upgraded to ensure dependable operation for years to come. This investment — totaling more than $500,000 — reflects our continued commitment to maintaining redundant storage capacity.



ACQUISITION & GROWTH

Water Territory Expansion

The York Water Company expanded our water supply territory, adding hundreds of customers in the following communities:

▸ **Pine Run Retirement Community,**
Hamilton Township, Adams County

▸ **Brookhaven Mobile Home Community**,
Hallam Township, York County

EXECUTING A GROWTH STRATEGY

In 2025, The York Water Company executed four agreements to purchase water and wastewater systems in Adams and Franklin Counties. These transactions, often referred to as "tuck-in" acquisitions, will allow many of the acquired customers to be served through existing York Water facilities.

JANUARY 2025 ⟶

Executed an agreement to purchase the water distribution system assets of the **Eagle View Community in Berwick Township, Adams County.**

JUNE 2025 ⟶

Executed an agreement to purchase wastewater collection and treatment assets of the **Pine Run Retirement Community in Hamilton Township, Adams County.**

DECEMBER 2025

Executed an agreement to purchase water distribution system assets of the **Mt. Rock Manor Community and the Lenwood Mobile Home Park Community in Southampton Township, Franklin County.**

Regulatory Activity

In 2025, The York Water Company continued to strengthen our relationships and collaboration with state and federal agencies. The cooperative nature of our regulatory field visits highlights our commitment to agency collaboration, transparency, and operational excellence.

EPA AND DEP FIELD INSPECTION OF GRANTLEY FILTER PLANT

This year, the U.S. Environmental Protection Agency and Pennsylvania Department of Environmental Protection conducted a joint inspection of the Grantley Filter Plant, our largest water treatment facility. It was the first combined state and federal review in recent memory and included new members of the regulatory teams. York Water staff supported the successful visit by providing practical education, operational details, and insights to the visiting officials.

SANITARY SURVEYS CONDUCTED

The Pennsylvania Department of Environmental Protection (DEP) conducted comprehensive Sanitary Surveys at our Amblebrook and Houston Run water treatment facilities. These on-site reviews, performed every three years, provide a full compliance assessment of facility operations and management practices. The DEP reported out a clean/no action inspection from both visits.



PUC TEAM TOURS FILTER PLANT

A team of 11 Pennsylvania Public Utility Commission (PUC) representatives were invited by York Water leadership to the Grantley Filter Plant for the annual review of our Long-Term Infrastructure Improvement Plan. Following the meeting, Water Quality Manager Doug Crawshaw and Assistant Filter Plant Superintendent Nathan Thompson led a guided tour of the facility, providing a behind-the-scenes look at the filtration process. It was a good day of information exchange with the PUC representatives.

SERVICE LINE INVENTORY

In 2024, the U.S. Environmental Protection Agency (EPA) released its most recent Lead and Copper Rule Improvements (LCRI) regulation, requiring all regulated water utilities nationwide to develop a detailed inventory of service line materials. The inventory must identify the material on both the company-side and customer-side of each service line.

Building on decades of proactive work dating back to 1978, The York Water Company has continued our long-standing commitment to eliminating lead service lines throughout our system. Following the 2024 rollout of our Service Line Survey, distributed to more than 78,000 customers, we spent 2025 expanding the reach of our survey and replacing lead where confirmed.

LEAD AND COPPER MONITORING

Occurring on a three-year cycle, the lead and copper testing survey requires us to collect water samples directly from more than 80 customers' taps to identify potential water quality issues within our systems. The Water Quality and Customer Service teams worked over several months to ensure all samples were collected and processed in accordance with regulatory methods. The cross-departmental approach ensured a seamless and transparent experience for participating customers. Sample results confirmed water quality exceeds the federal standards across our systems.

TERRITORY MAP



The York Water Company provides water and wastewater services to over **214,000 people** across **58 municipalities** in Franklin, Adams, York, and Lancaster counties.





FANNETT
LURGAN
LETTERKENNY
METAL
SHIPPENSBURG
SOUTHAMPTON
81
HAMILTON
GREENE
ST THOMAS
CHAMBERSBURG
PETERS
30
GUILFORD
MERCERSBURG
ANTRIM
QUINCY
MONTGOMERY
WARREN
WASHINGTON

Franklin County

HUNTINGTON
LATIMORE
15
MENALLEN
TYRONE
READING
EAST BERLIN
FRANKLIN
BUTLER
30
HAMILTON
ABBOTTSTOWN
STRABAN
BERWICK
OXFORD
MOUNT PLEASANT
HIGHLAND
GETTYSBURG
HAMILTONBAN
CUMBERLAND
CONEWAGO
LIBERTY
CARROLL VALLEY
FREEDOM
MOUNT JOY
UNION
LITTLESTOWN
GERMANY

Adams County


CHARTERED WATER TERRITORY
CHARTERED WASTEWATER TERRITORY
CHARTERED WATER & WASTEWATER TERRITORY
WASTEWATER TREATMENT PLANT
FILTER PLANT
WEST COCALICO
CLAY
EAST COCALICO
ELIZABETH
BRECKNOCK
PENN
EPHRATA
MOUNT JOY
RAPHO
WARWICK
CAERNARVON
WEST EARL
EAST EARL
WEST DONEGAL
EARL
MANHEIM
EAST HEMPFIELD
UPPER LEACOCK
CONOY
EAST DONEGAL
WEST HEMPFIELD
LANCASTER
EAST LAMPETER
LEACOCK
SALISBURY
WEST LAMPETER
PARADISE
MANOR
PEQUEA
STRASBURG
CONESTOGA
BART
SADSBURY
EDEN
PROVIDENCE
MARTIC
EAST DRUMORE
COLERAIN
DRUMORE
LITTLE BRITAIN
FULTON
Lancaster County
FAIRVIEW
MONAGHAN
NEWBERRY
CARROLL
WARRINGTON
FRANKLIN
CONEWAGO
EAST MANCHESTER
HELLAM
WASHINGTON
MANCHESTER
SPRINGETTSBURY
DOVER
LOWER WINDSOR
WEST MANCHESTER
PARADISE
SPRING GARDEN
WINDSOR
YORK
JACKSON
CHANCEFORD
NORTH CODORUS
SPRINGFIELD
LOWER CHANCEFORD
HEIDELBERG
NORTH HOPEWELL
EAST HOPEWELL
PENN
CODORUS
HOPEWELL
FAWN
MANHEIM
WEST MANHEIM
PEACH BOTTOM
SHREWSBURY
York County

ENVIRONMENTAL STEWARDSHIP



Environmental Stewardship

ELECTRIC CAR ADDED TO FLEET

In 2025, we introduced an electric vehicle to our fleet. This was an important piece of our sustainability initiative that aligns with our 200+ year legacy of environmental stewardship. This addition, along with a shift to smart meters, will progressively reduce our carbon footprint through lower fuel consumption. It also serves as a pilot initiative as we explore broader electrification opportunities across our fleet. Our charging station is available for both customers and employees to use during business hours. The station is located in the parking lot behind our headquarters at 130 East Market Street, York, PA.





ECO-FRIENDLY INNOVATION AT AMBLEBROOK

Seeking an environmentally sound solution to an invasive snail population at a treatment facility, our wastewater team turned to a natural solution. Caffeine can effectively eliminate invasive snails and deters their return. Using 30 pounds of coffee, followed by aeration and rinsing, this eco-friendly approach successfully restored system balance while minimizing environmental impact. A successful example of research and innovation in action.




Did you open a hydrant or conduct a fire system test today?
Tell York Water about it.
www.yorkwater.com/tracking-water-usage
Sharing this information allows The York Water Company to better manage our distribution system for your team and our entire community.
Need more information or have questions? Contact Shea Juergens at sheaj@yorkwater.com.

IMPROVED REPORTING ENHANCES WATER RESOURCE MANAGEMENT

York Water launched a new reporting database for fire departments and fire system testing teams who use hydrants across our service territory. The system ensures all hydrant-related water use is accurately accounted for and recorded. To make the reporting quick and accessible, we created a dedicated webpage for emergency responders. This data tracking reinforces our strong partnerships with local public safety officials in times of emergency. It also enables York Water to account for all unmetered authorized water use from our systems.

Source Water Protection

COLLABORATIVE WORK

Our Source Water Protection Program Steering Committee was established in 2023 and includes York Water team members, along with community representatives. This committee provides strategic oversight and coordination to raise awareness about the threats to our drinking water sources and advises the Company as we implement our Source Water Protection Plans.

Thank you to Sean Kenny, Farm & Natural Lands Trust of York County; Emily Neideigh, Watershed Alliance of York (WAY); Jeff Rehmeyer, CGA Law; and Mojy Rouhi, York County Planning Representative who graciously serve on our Source Water Protection Committee.

SOURCE WATER PROTECTION INITIATIVES EXPAND

The Pennsylvania Department of Environmental Protection recently approved The York Water Company's Source Water Protection Plan for our Amblebrook system in Adams County. This Plan is the third state-approved Source Water Protection Plan in our growing portfolio.



FOCUSING ON OUR CUSTOMERS

Customer service takes many forms at The York Water Company, and every member of our team shares responsibility for delivering an exceptional customer experience. From our Customer Service Representatives to our support teams behind the scenes, we are united by a common goal—to make every interaction positive, efficient, and seamless.

Customer Focus

BY THE NUMBERS

Throughout 2025, our Customer Service team remained dedicated to serving our customers. Based in Downtown York, our team provides bi-lingual, in-person service to help customers initiate services, stop services, make payments, and answer any questions. The York Water Company is proud to be one of the few public utilities that continues to offer personal, face-to-face service.



12,201
counter transactions completed



7,032
new service activations



59,813
inbound phone calls



CONSISTENTLY LOW COMPLAINT RATE

Providing reliable, responsive service remains central to our mission. The York Water Company enjoyed a second consecutive year with 0 justified complaints in 2025. This consistently low-rate year after year demonstrates our strong commitment to customer satisfaction.



15,760
email responses



CUSTOMER SUPPORT PROGRAMS

Since 2005, The York Water Company has been committed to supporting customers in need with their bills and minor plumbing issues that give rise to high water bills. Through the York Water CARES Program, we provide limited funding to customers who need assistance paying their York Water water or wastewater bills. While the program is designed to assist low-income households, it also offers short-term help to those facing temporary financial challenges. Administered by The Salvation Army and Community Progress Council, the program distributed $40,000 in 2025 to qualifying customers who applied for support. In addition, The York Water Customer Assistance Program is available to provide minor plumbing repair services and limited credit toward water bill balances after the repair is completed.

CUSTOMER ACCESS

We proudly and reliably open our doors to in-person customer service, Monday through Friday from 8:30 am to 5:00 pm. Throughout the year we seek community opportunities for our customers to have access to us in and around the communities we serve. In 2025, our team participated in public events such as Go Green in the City and a York Utility Fair. We also hosted several community-specific gatherings to hear and address customer concerns and suggestions. Community-based listening sessions offer valuable opportunities to respond directly to customer questions in real time and gain firsthand insight into the issues that matter most to the specific community.



The York Water Company
Proudly Sponsoring

**Go Green in the City
2025**



GREEN FOR PUBLIC SAFETY

To prioritize the safety of our team and the public, green lights have been added alongside the existing amber and white lights on several York Water trucks. These lights enhance vehicle and worksite visibility in low-light and poor weather conditions, helping to protect our employees and the public.

THE YORK WATER COMPANY TEAM

At The York Water Company, our team's talent and dedication drive our mission to provide safe, reliable service. In 2025, we gained broader expertise and honored long-serving colleagues who have made York Water a great place to work.

Our Team

PROFESSIONAL DEVELOPMENT

We recognize that our people are our most valuable asset, and we are committed to fostering a culture of continuous learning and professional growth. This commitment is reflected in the range of opportunities we provide, including leadership development programs, technical training, and tuition reimbursement.

This year, Shea Juergens, Director of Special Initiatives, successfully completed the Leadership York Training Program, joining eight other York Water employees who have participated in this respected community leadership initiative.

Across the organization, our employees achieved **5 new water and wastewater operator certifications** and completed **nearly 30 professional development programs**, and we provided more than **$13,000 in tuition reimbursement**. These investments ensure that our team continues to deliver exceptional service and uphold the high standards our customers expect.

A TRUSTED SOURCE

York Water's expertise is in high demand throughout the year. Our team of professionals have shared their knowledge at engineering conferences, national association meetings, university lectures, and at legal and environmental industry events. By participating in these events, we strengthen our industry and our brand, support education and mentoring, and create connections across the professional spectrum.





Nicole Bell, Senior Customer Service Experience Manager (left) speaks at PA NAWC Annual Meeting

Our 2025 Retirees

2025 marked the retirement of several dedicated team members whose contributions have been invaluable to our customers. We extend our sincere gratitude for their service and best wishes for a happy and fulfilling retirement. Together, they represent over 90 years of combined service.



Kent Croman

Engineering Manager, retired in February 2025 after more than 17 years at York Water.



Pam Fry

Bookkeeper, retired in February 2025 after more than 23 years of service.



Craig Danley

Roving Utilityman, retired in June 2025 after more than 18 years with York Water.



Steve Metzler

Senior Project Engineering Manager, retired in July 2025 after six years of service.



James "Jimmy" Snyder

Skilled Maintenance Man, retired in December 2025 after 28 years of service.

Hydration Stations

York Water has been supporting regional runners and charitable events for decades, and 2025 was no different. From Girls on the Run and other charity trail runs to marathons, "That good York water" was there to keep every participant hydrated every step of the way.

Thank you to the York Water employees who put in early mornings and extra work to ensure seamless setup and teardown for events we support.





"That good York water"

2025 MEMORIES in motion Girls on the Run

Girls on the Run Mid State PA 5K



York YMCA Marathon



YORK GOLD STAR MEMORIAL DAY 5K

York Gold Star Memorial 5K Run and 9 Mile Tour de Memorials



Rail Trail 10

Rail Trail 10-Miler to benefit The ARC of York and Adams Counties



SASQUATCH Trail Run 2025

Sasquatch Preservation Trail Run, hosted by Farm and Natural Lands Trust of York County



York White Rose Run

York White Rose Run 5-Miler



York YMCA Turkey Trot 5K

THE YORK WATER COMPANY TEAM

Giving and Engaging with Community

For more than 200 years, York Water and our employees have been engaged community leaders. Supporting local organizations, events, and institutions is part of who we are. Through sponsorships, volunteerism, and active partnerships in 2025, we continue to invest over $230,000 in educational, capital campaigns, and community initiatives that foster prosperity, connection, and opportunity throughout our communities.



CELEBRATING WITH CHILDREN'S HOME OF YORK

York Water joined The Children's Home of York (CHOY) to celebrate 160 years of service to our community. Our connection with CHOY started with the organization's founding in 1867, when then-president, Samuel Small, and his wife, Isabel, funded and donated land for the original Home on North Pine and East Philadelphia Streets (1867-1972). Inspired by the Small's legacy, York Water continues to support CHOY today.

EITC GIVING

York Water's investment in the future of our communities with the Educational Improvement Tax Credit (EITC) program continued with $125,000 contributed to nonprofit educational organizations in Adams, Franklin, Lancaster, and York Counties with the funds supporting early learning initiatives and helping to close the school readiness gap for many young learners.

GIRL SCOUTS COOKIE DROP

On February 22nd, our Distribution Center transformed into the hub for the 2025 Girl Scouts Cookie Drop, serving as the distribution point for nearly 105,000 boxes of cookies for local troops to collect and sell. York Water is honored to support the Girl Scouts in the Heart of Pennsylvania organization in this way for well over 10 years.





GIVE LOCAL YORK 2025

York Water participated in Give Local York to support nonprofits throughout York County. Members of the team joined the event live from our Downtown headquarters. With a nod to our 209 years in business, at 2:09 p.m., we announced four employee-selected organizations to receive $1,000 each. These recipient organizations included: the Children's Home of York, Keystone Kidspace, Olivia's House, and Pappus House. The Company also contributed an additional $1,000 to Leg Up Farm as part of the community drive.



CELEBRATING 100 YEARS OF THE PERFORMING ARTS

This year, York Water joined the Appell Center for the Performing Arts as they marked a century of artistic excellence and community connection. The Community Day celebration welcomed families, neighbors, and visitors to enjoy free performances, hands-on activities, and live entertainment along North George Street and throughout their historic theater buildings in York. The York Water team was on hand to answer questions about water and provide "That good York water" to attendees on a particularly warm day.



UNITED WAY DAY OF CARING 2025

On September 19th, 10 York Water employees joined nearly 450 volunteers in support of the United Way's Day of Caring. Our team helped with much-needed grounds maintenance work at a local cemetery in York, PA.

EMERGING VISIONS AT CREATIVE YORK

Supporting creativity and local talent is part of The York Water Company's ongoing commitment to enriching the communities we serve. This year we were proud to sponsor the *Emerging Visions* at Creative York, a juried exhibit celebrating the work of outstanding undergraduate artists from our area.



HIGHLIGHTS

OUR 210TH YEAR

Summary of Operations

(In thousands of dollars, except per share amounts)

	2025	2024	2023	2022	2021
Operating revenues	$ 77,488	$ 74,959	$ 71,031	$ 60,061	$ 55,119
Operating expenses	49,783	46,918	41,500	35,578	31,723
Operating income	27,705	28,041	29,531	24,483	23,396
Interest expense	9,442	6,852	2,894	3,613	3,705
Gain on life insurance	831	–	–	–	–
Other income (expenses), net	148	486	(1,603)	(1,275)	(1,587)
Income before income taxes	19,242	21,675	25,034	19,595	18,104
Income taxes	(816)	1,350	1,277	15	1,120
Net income	$ 20,058	$ 20,325	$ 23,757	$ 19,580	$ 16,984
PER SHARE OF COMMON STOCK					
Book value	$ 16.64	$ 16.07	$ 15.43	$ 14.50	$ 11.64
Earnings per share:					
Basic	1.39	1.42	1.66	1.40	1.30
Diluted	1.39	1.42	1.66	1.40	1.30
Weighted average number of shares outstanding during the year:					
Basic	14,403,891	14,346,552	14,294,910	13,957,788	13,076,263
Diluted	14,404,307	14,346,761	14,295,713	13,958,915	13,077,290
Cash dividends declared per share	0.8856	0.8516	0.8189	0.7874	0.7571
UTILITY PLANT					
Original cost, net of acquisition adjustments	$ 701,360	$ 655,089	$ 610,817	$ 539,963	$ 482,113
Construction expenditures	48,725	48,226	64,640	50,532	34,409
OTHER					
Total assets	$ 680,888	$ 633,473	$ 588,205	$ 510,595	$ 458,853
Long-term debt including current portion	222,230	205,561	180,007	139,465	146,369

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to Item 7 in the Company's Annual Report on Form 10-K.

FINANCIAL STATISTICS

All the data presented in the graphs below reflects historic corporate performance records. As in previous years, The York Water Company's growth and capital placement are the highlights of 2025. We had record operating revenues, but higher operating expenses and higher net interest expenses which resulted in a slight decrease in our net income. Capital investment increased slightly from $48.2M in 2024 to $48.7M in 2025, reflecting disciplined budget approach in our rate cycle. This investment amount continued to support our acquisition strategy. Our focus on strategic investment in both water and wastewater infrastructure and assets ensures that we provide uninterrupted service to the communities we serve and grow responsibly and efficiently.









Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

YEAR ENDED DECEMBER 31	2025	2024	2023
SELECTED FINANCIAL DATA			
Income			
Operating Revenues	$77,488	$74,959	$71,031
Operating Expenses	$49,783	$46,918	$41,500
Operating Income	$27,705	$28,041	$29,531
Interest Expense	$9,442	$6,852	$2,894
Net Income	$20,058	$20,325	$23,757
Percent Change in Net Income Compared to Prior Year	-1.3%	-14.4%	21.3%
Common Stock Dividends	$12,766	$12,226	$11,716
Dividend Payout Ratio	63.6%	60.2%	49.3%
Weighted Average Common Shares Outstanding, Basic	14,403,891	14,346,552	14,294,910
Basic & Diluted Earnings Per Weighted Average Common Share	$1.39	$1.42	$1.66
Number of Common Shares Outstanding	14,446,581	14,386,282	14,332,245
ROE on Year End Common Equity	8.3%	8.8%	10.7%
Common Stock Dividends Per Share	$0.8856	$0.8516	$0.8189
Net Cash Flows From Operating Activities	$29,860	$30,559	$31,908
Balance Sheet			
Common Stockholders' Equity	$240,347	$231,192	$221,178
Long-Term Debt Including Current Maturities	$222,230	$205,561	$180,007
Total Capitalization	$462,577	$436,753	$401,185
Percent Common Stockholders' Equity	52%	53%	55%
Percent Long-Term Debt	48%	47%	45%
Net Utility Plant	$568,426	$531,007	$493,704
OPERATING DATA			
Revenue Class			
Residential	$49,555	$47,609	$45,526
Commercial and Industrial	$22,355	$21,783	$20,329
Other	$5,578	$5,567	$5,176
Total Operating Revenues	$77,488	$74,959	$71,031
Construction Expenditures	$48,725	$48,226	$64,640
OTHER OPERATING DATA			
Number of Customers	81,292	79,771	77,893
Number of Employees	129	127	130
Common Shareholders	1,693	1,775	1,824
Book Value Per Common Share	$16.64	$16.07	$15.43
Market Value at Year End	$31.84	$32.72	$38.62
Market Value to Book Value	191%	204%	250%
Price Earning Ratio	22.9	23.0	23.3

2022	2021	2020	2019	2018	2017	2016	2015
$60,061	$55,119	$53,852	$51,578	$48,437	$48,589	$47,584	$47,089
$35,578	$31,723	$29,421	$27,792	$25,920	$24,896	$23,414	$23,294
$24,483	$23,396	$24,431	$23,786	$22,517	$23,693	$24,170	$23,795
$3,613	$3,705	$4,177	$4,758	$5,280	$4,484	$5,037	$4,976
$19,580	$16,984	$16,598	$14,402	$13,376	$12,974	$11,846	$12,489
15.3%	2.3%	15.2%	7.7%	3.1%	9.5%	-5.1%	8.8%
$11,009	$9,909	$9,490	$9,083	$8,690	$8,318	$8,051	$7,743
56.2%	58.3%	57.2%	63.1%	65.0%	64.1%	68.0%	62.0%
13,957,788	13,076,263	13,033,681	12,964,080	12,903,568	12,849,123	12,845,955	12,831,687
$1.40	$1.30	$1.27	$1.11	$1.04	$1.01	$0.92	$0.97
14,285,584	13,112,948	13,060,817	13,014,898	12,943,536	12,872,742	12,852,295	12,812,377
9.5%	11.1%	11.6%	10.7%	10.6%	10.9%	10.4%	11.5%
$0.7874	$0.7571	$0.7280	$0.7001	$0.6731	$0.6472	$0.6267	$0.6040
$22,018	$22,959	$20,235	$18,881	$18,372	$20,111	$19,365	$20,710
$207,183	$152,622	$143,252	$134,185	$126,195	$119,405	$114,061	$109,070
$139,465	$146,369	$123,573	$101,035	$93,358	$90,142	$84,653	$84,562
$346,648	$298,991	$266,825	$235,220	$219,553	$209,547	$198,714	$193,632
60%	51%	54%	57%	57%	57%	57%	56%
40%	49%	46%	43%	43%	43%	43%	44%
$431,205	$382,909	$343,623	$313,224	$299,157	$288,787	$270,907	$261,420
$39,196	$35,885	$35,733	$33,409	$31,281	$31,257	$30,218	$29,761
$16,255	$14,892	$14,068	$14,441	$13,578	$13,729	$13,760	$13,822
$4,610	$4,342	$4,051	$3,728	$3,578	$3,603	$3,606	$3,506
$60,061	$55,119	$53,852	$51,578	$48,437	$48,589	$47,584	$47,089
$50,532	$34,409	$32,123	$18,425	$16,882	$24,602	$13,158	$13,844
76,731	73,144	72,681	71,411	70,263	69,604	67,052	66,087
116	110	108	106	109	102	103	107
1,890	1,933	1,982	1,998	1,999	2,011	2,052	2,007
$14.50	$11.64	$10.97	$10.31	$9.75	$9.28	$8.87	$8.51
$44.98	$49.78	$46.60	$46.11	$32.06	$33.90	$38.20	$24.94
310%	428%	425%	447%	329%	365%	431%	293%
32.1	38.3	36.7	41.5	30.8	33.6	41.5	25.7

OFFICERS AND KEY EMPLOYEES



Suzanne M. Becker
Vice President - Customer Service



Alexandra C. Chiaruttini, Esq.
Chief Administrative Officer
and General Counsel



Ashley M. Grimm, Esq., SHRM-SCP
Vice President - Human Resources
and Corporate Secretary



Joseph T. Hand
President and
Chief Executive Officer



Matthew E. Poff, CPA
Chief Financial Officer
and Treasurer



Matthew J. Scarpato
Chief Operating Officer



Mark S. Snyder, P.E.
Vice President - Engineering



Molly E. Houck
Investor Relations Coordinator and
Assistant Corporate Secretary

MATTHEW SCARPATO NAMED CHIEF OPERATING OFFICER

After two years serving as the Vice President of Operations, Matt Scarpato was promoted to Chief Operating Officer in October 2025. In this role, Matt will continue to oversee and direct all aspects of the Company's operations, including the engineering, maintenance and grounds, distribution, water quality, and wastewater departments.



2025 York Water officers: Alex Chiaruttini, Matt Poff, Ashley Grimm, JT Hand, Matt Scarpato, Suzanne Becker, and Mark Snyder.

LOOKING FORWARD

Digital Leaders

Thank you to our employees for the extensive progress made and leadership demonstrated in building new technology skills, connections, and capability across the organization in 2025.



Brett Steers, Engineering



Savannah Harlacher, Customer Service



Joe Skehan, Operations



Jesse Hartman, Maintenance & Grounds



Luke Blazek, IT and Meagan Given, IT



Vaughn Wenger, Wastewater



Jane Vivier, Accounting



Zach Zimmerman, Operations



IN MEMORIAM



Jeffrey R. Hines, P.E.

President & CEO 2008 – 2020
Director 2020 – 2025

The York Water Company honors the memory and contributions of our former leader, Jeffrey R. Hines, P.E. (May 29, 1961- December 18, 2025).

Jeff Hines served The York Water Company for 35 years. He was the President & CEO of York Water from March 2008 to March 2020 and had served as a member of our Board of Directors after his retirement.

Jeff's career with York Water began in 1990 after retiring from active duty in the United States Army. Jeff served as Engineering and Construction Manager, Vice President of Engineering, and Chief Operating Officer before taking over as President and CEO in 2008. He was instrumental in leading our Company to where we are today. One of Jeff's most significant projects was to protect our ability to serve our customers, even during periods of significant drought, by leading the development and construction of the Susquehanna Pumping Station in 2003.

Jeff was a Professional Engineer, an attorney, and a licensed Water and Wastewater System Operator. He was a graduate of Bucknell University, received his Master's Degree in Business Administration from York College of Pennsylvania, and his Executive Juris Doctorate degree from Concord Law School. He was a strong believer in life-long learning and not only lived that belief but encouraged others by beginning the tuition reimbursement program that is available to employees of The York Water Company.

Jeff was also a passionate advocate for community and professional service. After retiring from active duty, he remained in the U.S. Army Reserve until 2003, even being reactivated for Operation Enduring Freedom where he served in Kuwait. He served as Director of the National Association of Water Companies (NAWC), the Chair of the NAWC Pennsylvania Chapter and the American Water Works Association (AWWA) Pennsylvania Section. Jeff was also a member of the Rotary Club of York, Leadership York, York College's Collegiate Council, York Road Runners Club, Codorus Creek Watershed Association, York County Economic Development Corporation, York Country Industrial Development Corporation City Committee and Long-Range Planning Committee, and the City of York Technical Advisory Committee.

The contributions Jeff made throughout his tenure at The York Water Company are seen every day as they have been ingrained in our culture. His guidance and counsel will be missed by all.

HONORING '21'

To celebrate York Water's 600th consecutive dividend, we planted 600 trees at the Company's Reservoir Park in 2021. Each employee received a brass tag and claimed a tree of their choosing. On June 26, 2021, Jeff purposefully chose this red maple, situated at the crest, overlooking York College of PA and the City of York. As our Company's 21st President, his tag is engraved '21'. Since his passing on December 18, 2025, I've visited Jeff's tree often and taken great comfort and solace standing beside Jeff's tree, with my '22' to its right. Come Autumn, the maple will burst in glorious color, grinning with delight, and I will feel Jeff's presence as he silently keeps watch.

- JT Hand, President and CEO, '22'





UNDER THE LEADERSHIP OF JEFF HINES,
THE YORK WATER COMPANY:

▶ Increased total potable water main footage by nearly 90%, from approximately 530 miles to 1,000 miles.

▶ Expanded potable water services by approximately 53%, growing from about 45,000 to 69,000 connections.

▶ Increased the estimated population served by approximately 54%, from about 130,000 to 200,000 residents.

▶ Expanded operations from one potable water system to five, and established five wastewater systems.

▶ Developed bulk water partnerships beginning with Dover Township and expanding to include Glen Rock, New Freedom, and Stewartstown.

▶ Covered our finished water basins at Reservoir Park.

▶ Constructed and connected the Susquehanna River Pumping Station and Lake Redman Pumping Station, strengthening system redundancy during periods of extreme drought.

▶ Launched a partnership with the Amblebrook Community in Adams County to provide water and wastewater services to a planned residential development.

BOARD OF DIRECTORS











Paul R. Bonney, Esq. (1)
Chair, Director Since 2022

Douglas S. Brossman (3, 4)
Director Since 2023

Joseph T. Hand (1)
Director Since 2020

George W. Hodges (1)
Director Since 2000*

Jody L. Keller, SPHR (1, 4)
Director Since 2015











Robert J. Lambert (2, 4)
Director Since 2024

Erin C. McGlaughlin (3)
Director Since 2016

Steven R. Rasmussen, CPA (2)
Director Since 2011

Laura T. Wand (2, 3)
Director Since 2023

William T. Yanavitch, II (1)
Director Since 2025

Directors Emeriti:

James H. Cawley
George Hay Kain, III
Michael W. Gang, Esq.
William T. Morris
Irvin S. Naylor
Robert P. Newcomer
Thomas C. Norris
Jeffrey S. Osman
Ernest J. Waters

KEY: (1) Executive Committee (2) Audit Committee (3) Nomination and Corporate Governance Committee (4) Compensation and Human Capital Committee

*Retired February 2026

ADDITION TO THE BOARD OF DIRECTORS 2025

William T. Yanavitch, II

William Yanavitch, II is a highly respected leader in the business community. He will contribute deep expertise in talent management, corporate governance, strategic planning, and leadership development, which he has gained working for a public international manufacturing company and a large regional construction company. Mr. Yanavitch's insight and experience will be a valuable asset to The York Water Company as we continue to strengthen our organization and operations.

DIRECTOR RECOGNIZED FOR DISTINGUISHED SERVICE

Michael W. Gang, Esq., Director 1996-2025

In October 2025, Michael Gang retired from The York Water Company Board of Directors after 29 years of distinguished service. Michael is an experienced utility attorney who has provided invaluable insight and guidance that greatly strengthened the Company's governance and strategic direction throughout his extensive Director tenure. He served with dedication on both the Nomination and Corporate Governance Committee and the Executive Committee. In recognition of his exceptional contributions over the last three decades, the Board honored him with the title of Director Emeritus, with full rights and privileges.



(Right) Circa 1980, the Board of Directors pose for a photo in the main exhibit hall at The Historical Society of York County. (Left) In 2025, the Board similarly poses in the newly opened, state-of-the-art York County History Center. While faces and settings have changed, one thing remains consistent – the Directors' unwavering commitment to ensure safe, dependable, and high-quality water and wastewater services at a reasonable rate for customers, while earning a fair return for our shareholders.

SHAREHOLDER INFORMATION

MARKET INFORMATION

The common stock of The York Water Company is traded on the NASDAQ Global Select Market under the symbol YORW.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2025, numbered approximately 1,693.

FINANCIAL REPORTS AND INVESTOR RELATIONS

The Company makes available free of charge, on or through its website (www.yorkwater.com), its annual report on Form 10-K, its quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission, or SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements, and other information about SEC registrants, including the Company.

Shareholders may request, without charge, copies of the Company's financial reports. Such requests, as well as other investor relations inquiries, should be addressed to:

Molly E. Houck	The York Water Company	(717) 718-2942
Investor Relations Coordinator and Assistant Corporate Secretary	130 East Market Street York, PA 17401	(800) 750-5561 mollyh@yorkwater.com

In 2013, we initiated a share repurchase program to add value for our shareholders. The Board of Directors authorized the Company to repurchase up to 1,200,000 shares of the Company's common stock from time to time. No shares were repurchased this year. As of December 31, 2025, 618,004 shares remain available for repurchase.

We are only including a summary of our financial results in this annual report. Please refer to our annual SEC 10-K Report, which was delivered with this report or can be downloaded from the investor relations section of our website at www.yorkwater.com for a more detailed review of our financial performance.

TRANSFER AGENT & REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.

P.O. Box 1342
Brentwood, NY 11717

(844) 317-3311 (toll free)
http://shareholder.broadridge.com/YORW

INDEPENDENT AUDITORS

Baker Tilly US, LLP

1570 Fruitville Pike
Suite 400
Lancaster, PA 17601

STOCK EXCHANGE LISTING

The Company's common shares trade on the NASDAQ Global Select Market.

The trading symbol is **YORW**.



"That good York water"
SINCE 1816

IMPORTANT ANNUAL MEETING INFORMATION

Monday, May 4, 2026 @ 1:00 p.m.

Appell Center for the Performing Arts
50 North George Street
York, PA 17401

Doors will open at 11:30 a.m. and a boxed lunch will be provided beginning at 12:00 p.m. Reservations are required.

RSVP to Molly Houck at 717-718-2942 or mollyh@yorkwater.com.



"That good York water"
SINCE 1816

2025 ANNUAL REPORT

THE YORK WATER COMPANY

130 East Market Street
York, Pennsylvania 17401

717-845-3601
www.yorkwater.com



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